Mail Stop 03-06


May 20, 2005


Jal S. Jassawalla
President and Chief Financial Officer
World Heart Corporation
7799 Pardee Lane
Oakland, California 94621

Re:	World Heart Corporation
      Preliminary Schedule 14A Amended May 4, 2005
      File No. 000-28882

Dear Mr. Jassawalla:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

General

1. We note your response to comment 3; however, it is unclear where you have identified the effect of abstentions and withheld votes on the vote required for approval of each proposal.

2. We reissue comment 14. For example, we note your reference to a proposal "with or without amendment" in your Notice of Annual and Special Meeting of Shareholders.

Amendment to September 2004 Warrants - Page 2

3. We reference your response to prior comment 11. We continue to believe that the transaction needs to comply with Exchange Act Rule
13e-4. You should, among other things, file under Schedule TO all pre-commencement communications with your security holders, including the relevant information in your proxy statement.  See Instruction
1
to Rule 13e-4(c). In addition, please tell us how the March 2003 option exchange referred to in your response to prior comment 72 complied with Rule 13e-4.

Voting Shares, Record Date and Principal Holders - Page 11

4. Please identify the natural persons who beneficially own the shares held by the entities named in the table.

5. We reissue comment 15 in part. Please provide the ownership of your directors and officers as a group as required by Regulation
S-B
Item 403(b).

6. Please reconcile the number of shares beneficially owned as stated in the table with the aggregate number of shares beneficially owned described in each relevant footnote.

Three-Year History - Page 17

7. We reissue comment 19 because it appears that you have not addressed the departure of Mr. Bryden or Mr. Griffin.

Intellectual Property - Page 23

8. We note your disclosure in response to prior comment 23.
Clarify
the extent of your business that would be impacted by patents that expire in coming years.

Appointment of Auditors - Page 65

9. We note your response to prior comment 31. Please revise your disclosure to explain how directors will determine the auditors` remuneration.

MedQuest Resolution - Acquisition of MedQuest- Page 66

10. Please expand your response to comment 33 to analyze in details how your transaction qualifies for the Section 4(2) exemption.


Background and Reasons for the MedQuest Acquisition - Page 66

11. Please revise to discuss the material terms of each of the proposals made during the course of your negotiations with MedQuest.
Your revised disclosure should provide shareholders with an understanding of how, when and why the material terms of the proposed acquisition evolved during the course of the parties` discussions. Your revised disclosure should include, among other things, the terms of the draft term sheet entered into on December 6, 2004 and the terms of the revised sheet entered into on January 14, 2005.

Reasons for the MedQuest Acquisition - Page 64

12. We note your response to prior comment 36. Please further revise your disclosure to provide greater detail regarding the analyses conducted by the board. For example, expand your disclosure regarding the comparable acquisitions considered that the board in determining the level of consideration to be paid in connection with the MedQuest acquisition to include the consideration paid, stage of development of the target`s product candidates, or any other factors considered by the board in comparing these transactions.

Maverick Agreement . . .  - Page 80

13. Please tell us supplementally the amount and nature of the "specified holdbacks" referenced in the last sentence of the second paragraph on page 81. If material, please revise your disclosure accordingly.

ESOP Resolution . . .  - Page 85

14. Please clarify where the 12% and 10% figures fall within the ranges suggested by the data studied by the board. Also clarify how the 10% will be allocated among all of the executive officers.

15. We note your revised disclosure in response to prior comment
64.
Revise the fourth full paragraph on page 86 to clarify that you have described all material United States federal income tax consequences and expand your subsequent disclosure if necessary to disclose all material consequences.

World Heart Financial Statements

General

16. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X.

Auditors` Report - Page B-1-3

17. We note your response to comment 65. We understand that your report was issued by Canadian auditors but the opinion was issued in accordance with GAAS in Canada and the standards of the Public Company Accounting Oversight Board in the United States. The meaning of "the standards of the Public Company Accounting Oversight
Board"
refers to compliance with Statements of Auditing Standards.
Please
have your auditors revise their report to include at the end of the
second paragraph the following sentence:   "We believe that our
audits provide a reasonable basis for our opinion".  Refer to SAS
58
or AU 508.

Notes to the Consolidated Financial Statements - Page B-1-9

Note 3:  Significant Accounting Policies - Page B-1-9

(m) Government assistance - Page B-1-11

18. We note your response to comment 70. Your revised disclosure also indicates that government assistance is applied to reduce the carrying value of any assets acquired. Grants that relate to depreciable property and equipment should be reflected in income over the useful lives of the related assets. Please revise or advise us.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations - Page C-1-1

Research and development - Page C-1-5

19. Please clarify why the Ministry is seeking repayment of the claim and is not making any further payments.

Commitments - Page C-1-12

20. We note your response to our comment 77. Revise to include the total outstanding convertible debentures of $15,316,563 in the total column.







Pro Forma Financial Statements - Page F-1

U.S. GAAP Unaudited Pro Forma Combined Condensed Statements of
Operations - Page F-2

21. Revise to separate gains on forgiveness of accrued interest presented in MedQuest`s historical financial statements from interest expense and financing costs so the line item interest expense and financing costs does not appear as an income item.

Notes to the Unaudited Pro Forma Combined Condensed Financial
Statements - Page F-4

22. Reference is made to adjustment 1(a). MedQuest`s equity balances reflected in this note do not agree to the actual pro forma adjustment reflected on the page F-3. Please revise to make the balances in agreement or delete the balances shown in the note to adjustment 1(a).

23. Reference is made to adjustment 1(b). We note that cash is adjusted to reflect the change in basis from historical cost to estimated fair value. Please supplementally tell us why cash is being adjusted to fair value. It appears that a portion of the adjustment is made due to the fact that MedQuest is retaining cash of
$325,000. We would assume that cash already approximates fair value.

24. We note your response to comment 85. Revise note 1 to specifically state the assets and liabilities of MedQuest that you are assuming.

25. Please revise the note to adjustment 1(b) to support your entry to common stock of $12,555,000.

26. Reference is made to adjustments 5 and 6. Tell us supplementally, in detail, how you accounted for the modification of the warrant`s exercise price that were issued in connection with the convertible debentures. Cite your basis in GAAP for the accounting treatment shown in the pro forma financial statements. We may have further comments based on your response.

27. Please revise adjustment 8 to indicate that the common shares used in the calculation are the common shares outstanding rather than the weighted average currently presented.

Proxy Card

28. Clarify which matters are related to or conditioned on the approval of other matters. See Rule 14a-4(a)(3).


Form 10-KSB for the period ended December 31, 2004

Item 8A.  Controls and Procedures - Page 37

29. We note your response to comment 88; however, you should amend your Form 10-K to address the concerns identified.


*  *  *  *  *


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct questions on the financial statements and related disclosure to Heather Tress at (202) 551-3624 or Michele Gohlke at
(202) 551-3327.  Direct any other questions to Donald C. Hunt at
(202) 551-3647 or to me at (202) 551-3617.


 	Sincerely,



	Russell Mancuso
	Branch Chief



cc (via fax): 	Martin Glass, Esq. - White & Case LLP


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Jal S. Jassawalla
World Heart Corporation
May 20, 2005
Page 1